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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No.  2)*

Duckwall-ALCO Stores, Inc.
(Name of Issuer)

Common Stock, par value $.0001 per share
(Title of Class of Securities)

264142100
(CUSIP Number)

April 16, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-l(b)

☒	Rule 13d-l(c)

☐	Rule 13d-l(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 264142100

1.			Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

MFP Investors LLC - 22-3608480 667 Madison Ave, 25th Floor New York, NY 10065

Michael F. Price 667 Madison Ave, 25th Floor New York, NY 10065

Michael F. Price is the controlling person of MFP Investors LLC

2.			Check the Appropriate Box if a Member of a Group (See Instructions)
☐ (a)
☒ (b)
3.	SEC Use Only
4.	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially by Owned by Each Reporting Person With:	5.	Sole Voting Power
	6.	Shared Voting Power	265,944
	7.	Sole Dispositive Power
	8.	Shared Dispositive Power	265,944
9.		Aggregate Amount Beneficially Owned by Each Reporting Person 265,944
10.			Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions).
11.		Percent of Class Represented by Amount in Row (9) 7.00%
12.			Type of Reporting Person (See Instructions)
OO

Page 2 of 6 pages

CUSIP No. 264142100

1.			Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

MFP Partners, L.P. - 22-3608482 c/o MFP Investors LLC 667 Madison Ave, 25th Floor New York, NY 10065

2.			Check the Appropriate Box if a Member of a Group (See Instructions)
☐ (a)
☒ (b)
3.	SEC Use Only
4.	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially by Owned by Each Reporting Person With:	5.	Sole Voting Power
	6.	Shared Voting Power	265,944
	7.	Sole Dispositive Power
	8.	Shared Dispositive Power	265,944
9.		Aggregate Amount Beneficially Owned by Each Reporting Person 265,944
10.			Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions).
11.		Percent of Class Represented by Amount in Row (9) 7.00%
12.			Type of Reporting Person (See Instructions)
PN

Page 3 of 6 pages

CUSIP No. 264142100

Item 1.
(a) Name of Issuer
Duckwall-ALCO Stores, Inc.
(b) Address of Issuer's Principal Executive Offices

401 Cottage Street
Abilene, Kansas
Item 2.
(a) Name of Person Filing

MFP Investors LLC
MFP Partners, L.P.
(b) Address of Principal Business Office or, if none, Residence
667 Madison Ave, 25th Floor
New York, NY 10065
(c) Citizenship
Delaware
(d) Title of Class of Securities
Common Stock, par value $.01 per share
(e) CUSIP Number
264142100
Item 3.	If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.
Item 4.	Ownership.

As the investment advisor to MFP Partners, L.P., MFP Investors LLC is deemed to own 265,944 shares (7.00%) of the common stock of the issuer.  MFP Partners, L.P. (a client of MFP Investors LLC) has the shared power to vote 265,944 shares (7.00%) of the common stock of the issuer.

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
MFP Investors LLC manages investments for several clients, including MFP Partners, L.P. which owns more than 5% of the common stock of the issuer.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.
Item 8.	Identification and Classification of Members of the Group
Not applicable.
Item 9.	Notice of Dissolution of Group

Not applicable.
Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 22, 2009
Date

MFP Investors LLC

Signature

Name:	Michael F. Price
Title:	Managing Member

MICHAEL F. PRICE

Signature

Name:	Michael F. Price

MFP Partners, L.P.

Signature

Name:	Michael F. Price
Title:	Managing Partner

Page 5 of 6 pages

CUSIP No. 264142100

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13G) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the stock of Duckwall-ALCO Stores, Inc., and that this Joint Filing Agreement may be included as an exhibit to such joint filing. This Joint Filing Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of the 22nd day of April, 2009.

MFP Investors LLC

Signature

Name:	Michael F. Price
Title:	Managing Member

MICHAEL F. PRICE

Signature

Name:	Michael F. Price

MFP Partners, L.P.

Signature

Name:	Michael F. Price
Title:	Managing Partner

Page 6 of 6 Pages